UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QTS Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

74736A103
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

October 15, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74736A103	SCHEDULE 13D	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA QTS Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,643,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,643,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,643,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 12 of 20

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Company”).  The principal executive offices of the Company are located at 12851 Foster Street, Overland Park, Kansas 66213.

Item 2.  Identity and Background.

This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are:

(i)	GA QTS Interholdco, LLC, a Delaware limited liability company (“GA QTS Interholdco”);

(ii)	General Atlantic LLC, a Delaware limited liability company (“GA LLC”);

(iii)	General Atlantic GenPar, L.P., a Delaware limited partnership (“GenPar”);

(iv)	General Atlantic Partners 85, L.P., a Delaware limited partnership (“GAP 85”);

(v)	General Atlantic Partners 93, L.P., a Delaware limited partnership (“GAP 93”);

(vi)	GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”);

(vii)	GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”);

(viii)	GAP Coinvestments CDA, L.P., a Delaware limited partnership (“GAPCO CDA”);

(xi)	GAPCO GmbH & Co KG, a German limited partnership (“KG”); and

(x)	GAPCO Management GmbH, a German limited liability company (“GmbH Management”)

We refer to GA QTS Interholdco, GA LLC, GenPar, GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA, KG and GmbH Management, collectively, as the “Reporting Persons.”  We refer to GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA and KG as the “GA Funds.”

CUSIP No. 74736A103	SCHEDULE 13D	Page 13 of 20

Each of the Reporting Persons, other than KG and GmbH Management are located at:

c/o General Atlantic Service Company, LLC
55 East 52nd Street, 32nd Floor
New York, NY 10055

KG and GmbH Management are located at:

c/o General Atlantic GmbH
Maximilianstrasse 35b
80539 Munich
Germany

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The members of GA QTS Interholdco are GAP 85, GAP 93, GAPCO III, GAPCO IV, GAPCO CDA and KG.  The general partner of GAP 85 and GAP 93 is GenPar. The general partner of GenPar is GA LLC.  GA LLC is the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA.  There are 22 managing directors of GA LLC (the “GA Managing Directors”).  The general partner of KG is GmbH Management, and certain GA Managing Directors make investment decisions for GmbH Management.  The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a managing director of GA LLC.

None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In connection with the closing of the initial public offering (the “IPO”) of the Company on October 15, 2013, (i) 11,043,645 Class C units of limited partnership interest in QualityTech, L.P., the Company’s operating partnership (the “Class C Units”), and 3,600,000 Class D units of limited partnership interest in QualityTech, L.P. (the “Class D Units”), owned by General Atlantic REIT, Inc., a Maryland corporation (“GA REIT”), converted into an equal number of Class A units of limited partnership interest in Quality Tech, L.P. (the “Class A Units”) (or 14,643,645 Class A Units) and (ii) pursuant to the Merger Agreement (the “Merger Agreement”), dated September 19, 2013, by and between GA REIT, GA QTS Interholdco and the Company, GA REIT merged with and into the Company (with the Company surviving such merger) and such Class A Units automatically converted into shares of Class A Common Stock on a one-for-one basis, or 14,643,645 shares of Class A Common Stock in the aggregate. GA QTS Interholdco owned all of the shares of common stock of GA REIT and, as a consequence of such merger, became the direct owner of such shares of Class A Common Stock.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference to Exhibit 2.1 to the Company’s Registration Statement on Form S-11/A filed with the SEC on September 26, 2013.

GA QTS Interholdco purchased 2,000,000 shares of Class A Common Stock at a price of $21.00 per share in the IPO.  The funds to purchase such Class A Common Stock were obtained from contributions of the members of GA QTS Interholdco.

CUSIP No. 74736A103	SCHEDULE 13D	Page 14 of 20

Item 4.  Purpose of Transaction.

GA QTS Interholdco acquired the shares of Class A Common Stock for investment purposes and the Reporting Persons hold such shares of Class A Common Stock for investment purposes.  Philip P. Trahanas, a GA Managing Director, serves of the board of director of the Company (the “GA Director”).

Consistent with GA QTS Interholdco’s investment purposes, the Reporting Persons may engage in communications (including, without limitation, through the GA Director) with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Class A Common Stock.  In addition, William O. Grabe, an Advisory Director of GA LLC, and Messrs. Peter A. Marino and Scott D. Miller, special advisors to GA LLC, serve on the board of directors of the Company.  The Reporting Persons expect that they will, from time to time, review their investment position in the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the Company’s Class A Common Stock.  In addition, the Reporting Persons may, from time to time, make additional purchases of Class A Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Class A Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Class A Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Class A Common Stock.

CUSIP No. 74736A103	SCHEDULE 13D	Page 15 of 20

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, GA QTS Interholdco owns of record 16,643,645 shares of Class A Common Stock. Such 16,643,645 shares of Class A Common Stock  represent 57.7% of the outstanding Class A Common Stock (based on a total of 28,837,774 shares of Class A Common Stock outstanding, as of the closing of the Company’s initial public offering, according to Company’s prospectus filed by the Company pursuant to Rule 424(b)(4) on October 8, 2013). Each of the Reporting Persons other than GA QTS Interholdco owns of record no shares of the Class A Common Stock.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA QTS Interholdco, (ii) GenPar is the general partner of GAP 85 and GAP 93, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GmbH Management is the general partner of KG, and (v) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 16,643,645 shares of the Class A Common Stock, representing approximately 57.7% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 16,643,645 shares of Class A Common Stock that may be deemed to be owned beneficially by each of them.

(c)           Please see Item 3, which is hereby incorporated by reference.  Except as set forth in Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

(d)            To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 74736A103	SCHEDULE 13D	Page 16 of 20

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the shares of Class A Common Stock held of record by GA QTS Interholdco as well as such other action taken on behalf of the Reporting Persons with respect to the Class A Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Pursuant to an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), dated October 15, 2013, by and among the Company, QualityTech GP, LLC and GA QTS Interholdco, the Reporting Persons were also granted certain registration rights in connection with the shares of Class A Common Stock acquired by GA QTS Interholdco.  Under the terms of the Registration Rights Agreement, among other things, beginning 180 days after the completion of the IPO, GA QTS Interholdco will have demand rights to require the Company to file a new registration statement and prospectus providing for the sale by GA QTS Interholdco of some or all of its shares of Class A Common Stock, provided that (i) unless GA QTS Interholdco is registering all of its shares of Class A Common Stock, the shares to be registered in any registration must have an aggregate offering price of at least $5 million, (ii) GA QTS Interholdco may make only four such demands and (iii) the Company is not required to affect more than two such demands in any 12-month period.  GA QTS Interholdco may require the Company to use its reasonable best efforts to cause any such demand registration to be in the form of an underwritten offering.  The Company may satisfy this obligation by causing the requested shares to be included as part of an existing shelf registration statement that is on file with (and that has been declared effective by) the Securities and Exchange Commission.  The Registration Rights Agreement also provides GA QTS Interholdco and any subsequent holder affiliated with GA LLC with certain other customary demand registration rights and piggyback registration rights, in each case subject to the terms and conditions of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 17, 2013.

In addition, GA QTS Interholdco entered into a customary lock-up agreement with the underwriters in the IPO (the “Lock-Up Agreement”), pursuant to which it agreed, subject to specified exceptions, not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, any options or warrants with respect to any shares of Class A Common Stock or any other securities convertible into shares of Class A Common Stock, for a period commencing on September 26, 2013 and ending 180 days after October 8, 2013, the date of the final prospectus with respect to the IPO (the “Lock-Up Period”).  Pursuant to the Lock-Up Agreement, if (i) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release, announces material news or a material event, or (ii) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the Lock-Up Period, the restrictions imposed by the Lock-Up Agreement will continue to apply until the expiration of an 18-day period beginning on the issuance of the earnings release, the announcement of the material news or the occurrence of the material event, as applicable, unless the representatives of the underwriters waive, in writing, such extension.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement filed as Exhibit 4 to this Schedule 13D, which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Merger Agreement, dated as of September 19, 2013, by and between General Atlantic REIT, Inc. GA QTS Interholdco, LLC and QTS Realty Trust Inc.

CUSIP No. 74736A103	SCHEDULE 13D	Page 17 of 20

(incorporated by reference from Exhibit 2.1 to the Company’s registration statement on Form S-11 (File No. 333-190675) filed with the Securities and Exchange Commission on September 26, 2013).

Exhibit 3:
Amended and Restated Registration Rights Agreement, dated as of October 15, 2013, by and among QTS Realty Trust, Inc., QualityTech GP, LLC and GA QTS Interholdco, LLC (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2013).

Exhibit 4:	Lock-Up Agreement, dated as of September 26, 2013, by and among GA QTS Interholdco, LLC and the representatives of the underwriters named therein.

CUSIP No. 74736A103	SCHEDULE 13D	Page 18 of 20

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 23, 2013.

GA QTS INTERHOLDCO, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 19 of 20

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 20 of 20

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

 EXHIBIT 1
to SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:  October 23, 2013

GA QTS INTERHOLDCO, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	600 Steamboat Road Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
J. Frank Brown (Chief Operating Officer)	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Thomas J. Murphy (Chief Financial Officer)	600 Steamboat Road Greenwich, Connecticut 06830	United States
John D. Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Mark F. Dzialga	600 Steamboat Road Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Martin Escobari	Rua Dr. Renato Paes de Barros, 1017 15Ú andar 04530-001 Sao Paulo, Brazil	Bolivia and Brazil

Patricia Hedley	600 Steamboat Road Greenwich, Connecticut 06830	United States
David C. Hodgson	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Renй M. Kern	55 East 52nd Street 32nd Floor New York, New York 10055	United States and Germany
Jonathan C. Korngold	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Xuesong Jeff X. Leng	Suite 5801, 58th Floor Two International Finance Center 8 Finance Street Central, Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Adrianna C. Ma	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Sandeep Naik	17th Floor Express Towers Nariman Point Mumbai 400 021 India	United States

Andrew C. Pearson	600 Steamboat Road Greenwich, Connecticut 06830	United States
Brett B. Rochkind	228 Hamilton Ave. Palo Alto, CA 94301	United States
David A. Rosenstein	55 East 52nd Street 32nd Floor New York, New York 10055	United States
Philip P. Trahanas	600 Steamboat Road Greenwich, Connecticut 06830	United States

 EXHIBIT 4
to SCHEDULE 13D

QTS Realty Trust, Inc.

Lock-Up Agreement

September 26, 2013

Goldman, Sachs & Co.
Jefferies LLC
c/o Goldman, Sachs & Co.
200 West Street
New York, NY 10282-2198
And
Jefferies LLC
520 Madison Avenue
New York, New York 10022

Re: QTS Realty Trust, Inc. - Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) on behalf of the several Underwriters named in Schedule I to such agreement (collectively, the “Underwriters”), with QTS Realty Trust, Inc., a Maryland corporation (the “Company”), and QualityTech, LP, a Delaware limited partnership, providing for a public offering of Class A common stock, $0.01 par value per share (the “Stock”) of the Company (the “Shares”) pursuant to a Registration Statement on Form S-11 to be filed with the Securities and Exchange Commission (the “SEC”).

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees that, during the period specified in the following paragraph (the “Stockholder Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Stock of the Company, or any options or warrants to purchase any shares of Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Stock of the Company, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the "Undersigned's Shares"). The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if such Shares would be disposed of by someone other than the

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undersigned. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Shares.

The Stockholder Lock-Up Period will commence on the date of this Lock-Up Agreement and continue for 180 days after the public offering date set forth on the final prospectus used to sell the Shares (the “Public Offering Date”) pursuant to the Underwriting Agreement; provided, however, that if (1) during the last 17 days of the Stockholder Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the Stockholder Lock-Up Period, the Company announces that it will release earnings results during the 15-day period following the last day of the Stockholder Lock-Up Period, then in each case the Stockholder Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in Section 5(e) of the Underwriting Agreement to provide written notice of any event that would result in an extension of the Stockholder Lock-Up Period pursuant to this paragraph to the undersigned (in accordance with Section 13 of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is prohibited by the terms of this provision during the period from the date hereof to and including the 34th day following the expiration of the Stockholder Lock-Up Period, it will give notice thereof to the Company.

If the undersigned is an officer or director of the Company, (1) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Stock, the Representatives will notify the Company of the impending release or waiver, and (2) the Company has agreed in Section 5(e)(ii) of the Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) pursuant to and in accordance with the Underwriting Agreement; (ii) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (iii) to any immediate family member or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned or any of their successors upon death or any partnership or limited liability company, the partners or members of which consist of the undersigned and one or more members of the undersigned’s immediate family, provided that the family member, the trustee of the trust, or the manager of the limited liability company, as applicable, agrees to be bound in writing by the restrictions set forth herein, and provided further

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that any such transfer shall not involve a disposition for value, (iv) by will, other testamentary document or applicable laws of descent, or (v) with the prior written consent of the Representatives on behalf of the Underwriters. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, partnership or limited liability company, the undersigned may transfer the capital stock of the Company to any direct or indirect affiliate, general or limited partner, member or shareholder of such corporation or to any investment fund, trust or other business entity controlled, managed by or under common control or management with the undersigned; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and provided further that any such transfer shall not involve a disposition for value. The undersigned now has, and, except as contemplated by clause (i), (ii), (iii), (iv) or (v) above, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

In addition, nothing in this Lock-Up Agreement shall prohibit the undersigned from establishing a Rule 10b5-1 trading plan during the Stockholder Lock-Up Period; provided that (a) no transactions thereunder are made until after the expiration of the Stockholder Lock-Up Period and (b) no public disclosure of such plan shall be required or voluntarily made until after the expiration of the Stockholder Lock-Up Period.

Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Undersigned’s Shares pursuant to a tender offer for securities of the Company or other transaction, including, without limitation, a merger, consolidation or other business combination, involving a change of control of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Undersigned’s Shares in connection with any such transaction, or vote any Undersigned’s Shares in favor of any such transaction), provided that all Undersigned’s Shares subject to this agreement that are not so transferred, sold, tendered or otherwise disposed of remain subject to this agreement; and provided further that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any Undersigned’s Shares subject to this agreement shall remain subject to the restrictions herein.

Notwithstanding anything herein to the contrary, if (i) the closing of the public offering has not occurred prior to October 31, 2013, (ii) the Company earlier notifies the Representatives in writing that it does not intend to proceed with the public offering, (iii) the Underwriting Agreement (other than any provision thereof which is expressed to survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder or (iv) a request for withdrawal of the registration statement relating to the public offering is filed with the SEC, this Lock-Up Agreement shall be of no further force or effect and the undersigned shall be released from all obligations hereunder.

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The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

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Very truly yours,

GA QTS lnterholdco LLC
Exact Name of Shareholder

/s/ Thomas J. Murphy
Authorized Signature: Thomas J. Murphy

Title: Managing Director

[QTS Realty Trust, Inc. - Lock-U p]